----------------                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ----------------------------
|F  O  R  M   4|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
[ ] Check this box if no longer             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number       3235-0287|
    subject to Section 16.  Form 4                                                                      |Expires:  January 31, 2005|
    or Form 5 obligations may                                                                           |Estimated average burden  |
    continue.  See Instruction 1(b).                                                                    |hours per response.....0.5|
                                                                                                        ----------------------------
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                      Section 30(f) of the Investment Company Act of 1940
   (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person(s) to|
|                                        |                                                |  Issuer (Check all Applicable)         |
|                                        |                                                |                                        |
|   Munk         Peter                   |   TRIZEC PROPERTIES, INC. (TRZ)                | X  Director           X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|    (Last)      (First)    (Middle)     |3.I.R.S. Identification|4.Statement for Month/  |    Officer               Other         |
|                                        |  Number of Reporting  |  Year                  |---(give title below) ---(Specify below)|
|                                        |  Person, if an entity |                        |                                        |
|    c/o 181 Bay Street, Suite 3900,     |  (Voluntary)          |                        |     -----------------------------      |
|    BCE Place                           |                       |  August 2002           |                                        |
|----------------------------------------|                       |------------------------|----------------------------------------|
|                (Street)                |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        | X  Form filed by More than One         |
|  Toronto, Ontario, Canada M5J 2T3      |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|  (City)         (State)     (Zip)      |                                                                                         |
|                                        |     TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security     |2.Transac-  |3.Trans-     |4.Securities Acquired (A) or   |5.Amount of      |6.Owner-    |7.Nature of    |
|  (Instr. 3)            |  tion Date |  action     |  Disposed of (D)              |  Securities     |  ship Form:|  Indirect     |
|                        |(Month/Day/ |  Code       |  (Instr. 3, 4 and 5)          |  Beneficially   |  Direct (D)|  Beneficial   |
|                        | Year)      |  (Instr. 8) |                               |  Owned at End of|  or        |  Ownership    |
|                        |            |-------------|-------------------------------|  Month          |  Indirect  |  (Instr.4)    |
|                        |            |      |      |             |(A) or |         |  (Instr. 3 and  |  (I)       |               |
|                        |            | Code |  V   |    Amount   |(D)    |  Price  |  4)             |  (Instr. 4)|               |
|------------------------|------------|-------------|-------------|-------|---------|-----------------|------------|---------------|
|                        |            |      |      |             |       |         |                 |            |               |
| Common Stock           |  8/5/02    |  C   |      |  225,717    |   A   |  (1)    |                 |            |               |
|------------------------|------------|------|------|-------------|-------|---------|-----------------|------------|---------------|
|                        |  8/6/02    |  J   |      |  225,717    |   D   |11.00(1) |     195,126     |   I(2)     |by Trizec Hahn |
|                        |            |      |      |             |       |         |                 |            |  Corporation  |
|------------------------|------------|-------------|-------------|-------|---------|-----------------|------------|---------------|
|                        |            |      |      |             |       |         |   59,727,252    |   I(2)     |by Emerald Blue|
|                        |            |      |      |             |       |         |                 |            |      Kft      |
|------------------------|------------|-------------|-------------|-------|---------|-----------------|------------|---------------|
|                        |            |      |      |             |       |         |        1        |   I(2)     |   by 4007069  |
|                        |            |      |      |             |       |         |                 |            |   Canada Inc. |
|------------------------|------------|-------------|-------------|-------|---------|-----------------|------------|---------------|
|                        |            |      |      |             |       |         |                 |            |               |
|                        |            |      |      |             |       |         |                 |            |               |
|------------------------|------------|-------------|-------------|-------|---------|-----------------|------------|---------------|
|                        |            |      |      |             |       |         |                 |            |               |
|                        |            |      |      |             |       |         |                 |            |               |
------------------------------------------------------------------------------------------------------------------------------------

FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of  |2.Conver-|3.      |4.Trans- |5.Number of        |6.Date         |7.Title and      |8.Price of|9.Number|10.   |11.Nat-|
|Derivative  |sion or  |Trans   |  action |   Derivative      | Exercisable   | Amount          |Derivative|of      |Owner-|ure of |
|Security    |Exercise |Date    |  Code   |  Securities       | and           | of              |Security  |deriv-  |ship  |Indi-  |
|(Instr. 3)  |Price of |(Month/ |(Instr.8)|  Acquired (A) or  | Expiration    | Underlying      |(Instr. 5)|ative   |Form  |rect   |
|            |Deriva-  | Day/   |         |  Disposed of (D)  | Date          | Securities      |          |Securi- |of    |Bene-  |
|            |tive     |Year)   |         |  (Instr. 3, 4 and | (Month/Day/   | (Instr.         |          |ties    |Deriv-|ficial |
|            |Security |        |         |  5)               |    Year)      | 3 and 4)        |          |Bene-   |ative |Owner- |
|            |         |        |         |                   |               |                 |          |ficially|Secu- |ship   |
|            |         |        |         |                   |               |                 |          |Owned at|rity: |(Instr.|
|            |         |        |         |                   |               |                 |          |End of  |Direct|4)     |
|            |         |        |         |                   |               |                 |          |Month   |(D) or|       |
|            |         |        |         |                   |               |                 |          |(Instr. |(In-  |       |
|            |         |        |         |                   |               |                 |          |4)      |direct|       |
|            |         |        |         |                   |---------------|-----------------|          |        |(I)   |       |
|            |         |        |         |                   |Date    |Expir-|       |Amount or|          |        |(In-  |       |
|            |         |        |---------|-------------------|Exer-   |ation |       |Number of|          |        |str.  |       |
|            |         |        |Code | V |   (A)   |   (D)   |cisable |Date  | Title |Shares   |          |        |4)    |       |
|------------|---------|--------|-----|---|---------|---------|--------|------|-------|---------|----------|--------|------|-------|
|Exchange    |  (1)    | 8/5/02 | C(1)|   |         | 225,717 | 5/8/02 |8/5/02|Common | 225,717 |   (1)    |  -0-   | I(2) |By P.M.|
|Certificates|         |        |     |   |         |         |        |      |Stock  |         |          |        |      |Capital|
|(right to   |         |        |     |   |         |         |        |      |       |         |          |        |      |Inc.   |
|buy)        |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|------------|---------|--------|-----|---|---------|---------|--------|------|-------|---------|----------|--------|------|-------|
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|------------|---------|--------|-----|---|---------|---------|--------|------|-------|---------|----------|--------|------|-------|
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|------------|---------|--------|-----|---|---------|---------|--------|------|-------|---------|----------|--------|------|-------|
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|------------|---------|--------|-----|---|---------|---------|--------|------|-------|---------|----------|--------|------|-------|
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|------------|---------|--------|-----|---|---------|---------|--------|------|-------|---------|----------|--------|------|-------|
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
|            |         |        |     |   |         |         |        |      |       |         |          |        |      |       |
-----------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1)  Pursuant to the Custody Agreement governing the Exchange Certificates, as a result of P.M. Capital Inc. not being a qualified
     U.S. person, the Exchange Certificates expired at 5:00 p.m. (EDT) on August 5, 2002 and the shares of Common Stock of the issuer underlying the Exchange Certificates were automatically sold by the custodian on August 6, 2002 for $11.00 per share.

(2)  The reporting persons (including the joint filer) disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interests.

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ B. Wickham              9/4/02
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 -------------------------- ----------
                                                                                               Name: Robert B. Wickham,      Date
                                                                                                     on behalf of
Note:  File three copies of this Form, one of which must be manually signed.                         Peter Munk
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

                                                                     Page 2 of 3

FORM 4 - JOINT FILER INFORMATION

Name:                               P.M. Capital Inc.

Address: c/o 181 Bay Street, Suite 3900, BCE Place Toronto, Ontario, Canada M5J 2T3

Designated Filer:                   Peter Munk

Issuer and Ticker:                  Trizec Properties, Inc. (TRZ)

Statement for Month/Year:           August 2002

Relationship to Issuer              10% Owner



         /s/ B. Wickham                              9/4/02
--------------------------------------      ---------------------------
Signature of Joint Filer                    Date
Robert B. Wickham on behalf of
P.M. Capital Inc.

                                                                     Page 3 of 3